Exhibit 99.12

Gewone en Buitengewone Algemene Vergaderingen van 30 april 2024 Annual and Extraordinary Shareholders’ Meetings of 30 April 2024

Kennisgeving van deelname (te gebruiken door houders van aandelen of inschrijvingsrechten)	Notification of participation (to be used by holders of shares or subscription rights)

De ondergetekende:	The undersigned:

(Naam en adres / Name and address)

heeft kennisgenomen van de agenda van de Gewone en Buitengewone Algemene Vergaderingen van Galapagos NV (een naamloze vennootschap naar Belgisch recht, met zetel te Generaal De Wittelaan L11 A3, 2800 Mechelen, België en ingeschreven in het Rechtspersonenregister (Antwerpen, afdeling Mechelen) onder nummer 0466.460.429) (de “Vennootschap”),	has taken note of the agenda of the Annual and Extraordinary Shareholders’ Meetings of Galapagos NV (a limited liability company organized under the laws of Belgium, with registered office at Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium and registered with the Register of Legal Entities (Antwerp, division Mechelen) under number 0466.460.429) (the “Company”),

die zullen worden gehouden op dinsdag 30 april 2024, om 14.00 uur (Belgische tijd) en op de zetel van de Vennootschap,	to be held on Tuesday 30 April 2024, at 2.00 p.m. (Belgian time) and at the registered office of the Company,

en brengt de Vennootschap hierbij op de hoogte van zijn / haar voornemen om deel te nemen aan de bovenvermelde Gewone en Buitengewone Algemene Vergaderingen,	and hereby notifies the Company of his / her intention to attend the aforementioned Annual and Extraordinary Shareholders’ Meetings,

met de volgende effecten:	with the following securities:

aandelen en/of shares and/or

inschrijvingsrechten subscription rights
(Aantal)	(Number)

(Datum / Date)
(Naam / Name)
(Handtekening / Signature)

De ondertekende kennisgeving dient uiterlijk op 24 april 2024 bij Galapagos NV toe te komen. Deze moet worden bezorgd per e-mail (shareholders@glpg.com) of met de post (Galapagos NV, t.a.v. mw. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, België).

The signed notification must be received by Galapagos NV on 24 April 2024 at the latest. It should be submitted by e-mail (shareholders@glpg.com) or by mail (Galapagos NV, attn. Ms. Annelies Denecker, Generaal De Wittelaan L11 A3, 2800 Mechelen, Belgium).

Voor de houders van gedematerialiseerde aandelen dient de kennisgeving een attest te bevatten dat het aantal aandelen bevestigt dat op hun naam geregistreerd is op 16 april 2024 om middernacht (24:00 uur) (Belgische tijd). Het attest kan door de houders van de gedematerialiseerde aandelen worden verkregen bij de erkende rekeninghouder, de relevante centrale effectenbewaarinstelling of de relevante financiële tussenpersoon voor de betreffende aandelen.	For the holders of dematerialised shares, the notification should include a certificate confirming the number of shares that have been registered in their name on 16 April 2024 at midnight (24:00) (Belgian time). The certificate can be obtained by the holders of the dematerialised shares with the certified account holder, the relevant central securities depository, or the relevant financial intermediary for the shares concerned.

De ondergetekende gaat ermee akkoord dat de Engelse versie van deze kennisgeving slechts een vrije vertaling voor informatiedoeleinden betreft, en dat de Nederlandstalige versie altijd voorrang heeft op de Engelse versie.	The undersigned agrees that the English version of this notification is a free translation for information purposes only, and that the Dutch version shall at all times prevail over the English version.

Galapagos NV | Kennisgeving van deelname JAV/BAV 30 april 2024 | Attendance notification AGM/EGM 30 April 2024

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Gewone en Buitengewone Algemene Vergaderingen van 30 april 2024 Annual and Extraordinary Shareholders’ Meetings of 30 April 2024

Aandeelhouders die willen stemmen per brief, of zich willen laten vertegenwoordigen, moeten eveneens voldoen aan de relevante voorwaarden zoals beschreven in de oproeping tot de Gewone en Buitengewone Algemene Vergaderingen.	Shareholders who wish to vote by letter, or who wish to be represented by proxy, need also to comply with the relevant conditions as described in the convening notice to the Annual and Extraordinary Shareholders’ Meetings.

Galapagos NV | Kennisgeving van deelname JAV/BAV 30 april 2024 | Attendance notification AGM/EGM 30 April 2024

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